SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

GEOKINETICS, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
372910-10-9
(CUSIP Number)
Avista Capital Partners, L.P.
65 East 55th Street, 18th Floor
New York, NY 10022
Telephone: (212) 593-6900
Attn: Ben Silbert, Esq.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With a copy to:
Steven D. Rubin, Esq.
Gardere Wynne Sewell LLP
1000 Louisiana Street, Suite 3400
Houston, Texas 77002
December 14, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	372910-10-9	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avista Capital Partners, L.P. I.R.S. Identification No.: N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

	2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,425,187

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,425,187

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,425,187

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.3%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	372910-10-9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avista Capital Partners (Offshore), L.P. I.R.S. Identification No.: N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

	2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,957,922

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,957,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,957,922

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.2%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	372910-10-9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avista Capital Partners GP, LLC I.R.S. Identification No.: N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

	2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,383,109

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,383,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,383,109

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.5%

14	TYPE OF REPORTING PERSON

	PN

CUSIP NO. 372910-10-9
Item 1. Security and Issuer.
     This Amendment No. 12 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“Commission”) on September 13, 2006 by Avista Capital Partners, L.P., a Delaware limited partnership (“Avista”), Avista Capital Partners (Offshore), L.P. (“Avista Offshore”) and Avista Capital Partners GP, LLC, a Delaware limited liability company (“Avista GP”), as amended by the Amendment No. 1 thereto (“Amendment No. 1”) filed on October 5, 2006, the Amendment No. 2 thereto (“Amendment No. 2”) filed on December 15, 2006, the Amendment No. 3 thereto (“Amendment No. 3”) filed on May 15, 2007, Amendment No. 4 thereto (“Amendment No. 4”) filed on July 18, 2007, the Amendment No. 5 thereto (“Amendment No. 5”) filed on September 12, 2007, the Amendment No. 6 thereto (“Amendment No. 6”) filed on January 16, 2008, the Amendment No. 7 thereto (“Amendment No. 7”) filed on July 28, 2008, the Amendment No. 8 thereto (“Amendment No. 8”) filed January 9, 2009, the Amendment No. 9 thereto (“Amendment No. 9”) filed February 5, 2009, the Amendment No. 10 thereto (“Amendment No. 10”) filed December 9, 2009, and the Amendment No. 11 thereto (“Amendment No. 11”) filed December 23, 2009, all filed by the same parties (the “Filing Parties”).
The title and class of equity security to which this amendment to the Schedule 13D relates is the Common Stock, par value $.01 per share (the “Common Stock”), of Geokinetics Inc., a Delaware corporation (“Geokinetics” or the “Company”). The principal executive offices of Geokinetics are located at One Riverway, Suite 2100 Houston, Texas 77056. The following amendments to the Schedule 13D are hereby made. Unless otherwise define herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D or Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and/or Amendment No. 11.
Item 3. Source and Amount of Funds or Other Consideration.
     Pursuant to the Series D and Warrant Purchase Agreement, by and among Geokinetics, Avista, Avista Offshore, Petroleum Geo-Services ASA, Petroleum Geo-Services, Inc., Levant America S.A., William R. Ziegler, Steven Webster, and the Christopher M. Harte 1992 Family Exempt Trust dated as of December 14, 2010, Avista and Offshore purchased 64,000 shares of Series D Junior Preferred Stock and warrants to purchase 1,475,044 and 388,956 shares of Common Stock, respectively, (collectively, the “2010 Warrants”) in exchange for the aggregate purchase price of $16,000,000, of which Avista paid $12,661,322.64 and Avista Offshore paid $3,338,677.36.
     The purchase price was paid in cash out of available capital of Avista and Avista Offshore.
Item 5. Interest in Securities of the Issuer.
     Based on information provided by the Company to Avista and Avista Offshore in connection with the acquisition of the 2010 Warrants, there are 17,822,570 shares of Common Stock of the Company issued and outstanding.
(a)
(1)	Avista may be deemed to beneficially own in the aggregate 7,425,187 shares of Common Stock, comprised of 2,266,340 shares of Common Stock, 229,618 shares of the Series B Senior Convertible Preferred Stock (the “Series B Preferred Stock”) which are convertible into 3,493,883 shares of Common Stock of the Company, and warrants (including the 2010 Warrants) to purchase 1,664,964 shares of Common Stock, collectively representing approximately 32.3% of the outstanding shares of Common Stock. Of such shares, Avista has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,266,340 shares of Common Stock, 229,618 shares of the Series B Preferred Stock, and 1,664,964 shares of Common Stock which may be acquired upon the exercise of warrants (including the 2010 Warrants) as a result of the relationships described in paragraph (b) (1) and (2) below.

(2)	Avista Offshore may be deemed to beneficially own in the aggregate 1,957,922 shares of Common Stock, comprised of 597,614 shares of Common Stock, 60,546 shares of Series B Preferred Stock which are convertible into 921,272 shares of Common Stock, and warrants (including the 2010 Warrants) to purchase 439,036 shares of Common Stock, collectively representing approximately 10.2% of the outstanding shares of the Common Stock. Of such shares, Avista Offshore has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 597,614 shares of Common Stock, 60,546 shares of the Series B Preferred Stock, and 439,036 shares of Common Stock which may be acquired upon the exercise of warrants (including the 2010 Warrants) as a result of the relationships described in paragraph (b) (1) and (3) below.

CUSIP NO. 372910-10-9
(3)	Avista GP may be deemed to beneficially own in the aggregate 9,383,109, shares of Common Stock, comprised of 2,863,954 shares of Common Stock, 290,614 shares of Series B Preferred Stock which are convertible into 4,415,155 shares of Common Stock, and warrants (including the 2010 Warrants) to purchase 2,104,000 shares of Common Stock, collectively representing approximately 38.5% of the outstanding shares of Common Stock. Of such shares, Avista GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,863,954 shares of Common Stock, 290,164 shares of the Series B Preferred Stock which are convertible into 4,415,155 shares of Common Stock, and 2,104,000 shares of Common Stock which may be acquired upon the exercise of warrants (including the 2010 Warrants) as a result of the relationships described in paragraphs (b) (1), (2) and (3) below.
(b)
(1)	Of the 2,863,954 shares of Common Stock, 290,164 shares of the Series B Preferred Stock which are convertible into 4,415,155 shares of Common Stock, and 2,104,000 shares of Common Stock which may be acquired upon the exercise of warrants for which Avista GP has shared voting and dispositive power, none of such securities are held of record by Avista GP. Avista holds of record 2,266,340 shares of Common Stock, 229,618 shares of the Series B Preferred Stock, and 1,664,964 shares of Common Stock which may be acquired upon the exercise of warrants (including the 2010 Warrants). Avista Offshore holds of record 597,614 shares of Common Stock, 60,546 shares of the Series B Preferred Stock, and 439,036 shares of Common Stock which may be acquired upon the exercise of warrants (including the 2010 Warrants). Avista GP is the sole general partner of Avista and Avista Offshore and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock, Series B Preferred Stock and Common Stock which may be acquired upon the exercise of warrants (including the 2010 Warrants) owned of record by Avista and Avista Offshore.

(2)	Of the 2,266,340 shares of Common Stock, 229,618 shares of the Series B Preferred Stock, and 1,664,964 shares of Common Stock which may be acquired upon the exercise of warrants (including the 2010 Warrants) for which Avista has shared voting and dispositive power, all of such shares are held of record by Avista.

(3)	Of the 597,614 shares of Common Stock, 60,546 shares of the Series B Preferred Stock, and 439,036 shares of Common Stock which may be acquired upon the exercise of warrants (including the 2010 Warrants) for which Avista Offshore has shared voting and dispositive power, all of such shares are held of record by Avista Offshore.
     Each of the Filing Parties expressly disclaims beneficial ownership with respect to any shares of Common Stock covered by this Statement (or shares of Series B Preferred Stock or warrants (including the 2010 Warrants)) not owned of record by it.
     (c) Since the filing of Amendment No. 11, the Filing Parties have received the following shares of Series B Preferred Stock as quarterly dividend payments on shares of Series B Preferred Stock in the form of additional shares of Series B Preferred Stock.
Table I

	Total Number of
	Shares Received by		Number of Shares
	Avista and Avista	Number of Shares	Received by Avista
Date of Dividend	Offshore	Received by Avista	Offshore
3/15/2010	6,299	4,985	1,314
6/15/2010	6,578	5,206	1,372
9/15/2010	6,739	5,333	1,406
12/15/2010	6,903	5,463	1,440
     (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock, the Series B Preferred Stock, and the warrants (including the 2010 Warrants) held of record by the applicable Filing Parties and beneficially owned by their respective sole general partner or members, as the case may be, described in paragraphs

CUSIP NO. 372910-10-9
(a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Pursuant to that certain 2010 Warrant (“Offshore Warrant”), dated as of December 14, 2010, Offshore is entitled to purchase from the Company at any time after the initial exercise date of December 14, 2010, but not later than 5:00 P.M., Eastern Time, on December 13, 2016, up to 388,956 shares of Common Stock at an exercise price per share of $9.64. The exercise price may be adjusted for dilutive issuances in accordance with the Offshore Warrant.
     Pursuant to that certain 2010 Warrant (“Avista Warrant”), dated as of December 14, 2010, Avista is entitled to purchase from the Company at any time after the initial exercise date of December 14, 2010, but not later than 5:00 P.M., Eastern Time, on December 13, 2016, up to 1,475,044 shares of Common Stock at an exercise price per share of $9.64. The exercise price may be adjusted for dilutive issuances in accordance with the Avista Warrant.
Item 7. Material to be Filed as Exhibits.
1.	Series D and Warrant Purchase Agreement by and among Geokinetics Inc., and the Purchasers listed on Schedule 2.2 thereto dated as of December 14, 2010 (incorporated by reference from Exhibit 4.1 to the Form 8-K of Geokinetics Inc. filed with the Securities and Exchange Commission December 15, 2010).

2.	Geokinetics Inc. Warrant to Purchase 388,956 Shares of Common Stock, Par Value $0.01 Per Share dated December 14, 2010.

3.	Geokinetics Inc. Warrant to Purchase 1,475,044 Shares of Common Stock, Par Value $0.01 Per Share dated December 14, 2010.

CUSIP NO. 372910-10-9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.
Dated December 15, 2010

AVISTA CAPITAL PARTNERS, L.P.
By:	AVISTA CAPITAL PARTNERS, GP, LLC,
its general partner

By:	/s/ Ben Silbert
	Name:	Ben Silbert
	Title:	General Counsel

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.
Dated December 15, 2010

AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.
By:	AVISTA CAPITAL PARTNERS, GP, LLC,
its general partner

By:	/s/ Ben Silbert
	Name:	Ben Silbert
	Title:	General Counsel

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.
Dated December 15, 2010

AVISTA CAPITAL PARTNERS GP, LLC
By:	/s/ Ben Silbert
	Name:	Ben Silbert
	Title:	General Counsel